THE BANK OF NEW YORK
NEW YORK'S FIRST BANK-FOUNDED 1784 BY ALEXANDER HAMILTON

DEPOSITARY RECEIPTS
101 Barclay St., 22nd Floor West, NY, NY 10286

November 19, 2004

Office of International Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Irkutskenergo JSC
Exemption No.: 82-4458

Dear Sir or Madam:

In connection with Irkutskenergo JSC's exemption, pursuant to Rule 12g3-2(b) from the registration and reporting requirements of the Securities Exchange Act of 1934, and in compliance with it's ongoing requirements under Rule 12g3-2(b)(1)(iii), enclosed please find copies of JSC Irkutskenergo financial report and financial results for the 6 months of 2004.

The Bank of New York acts as Depositary bank for the above referenced company under the Form F-6 registration statement number: 333-6050 which was declared effective by the SEC on January 23, 1997.

Sincerely,

Angel E. Milanes, Jr.
ADR Account Administrator
The Bank of New York
Tel.: (212) 815-4540
Fax: (212) 571-3050

dlw 12/7

IRKUTSK JOINT STOCK COMPANY OF
ENERGETICS AND ELECTRIFICATION

(JSC Irkutskenergo)

str. Shukhe-Bator 3, Irkutsk, Russia, 664025
Phone: 217-300, fax: (395-2) 217-899

The Bank of New York
ADR Division
101 Barclay Street, 22 West
New York, NY 10286
U.S.A.

20.08.2004 № 097/10461

На № ________ от ________

RECEIVED
2004 NOV 29 A 11:53
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Sir or Madam!

We send you copies of JSC Irkutskenergo financial report and financial results for the 6 months of 2004 year.

Attachments:
1. Financial report JSC Irkutskenergo for the 6 months of 2004;
2. Financial results of JSC Irkutskenergo for the 6 months of 2004.

Sincerely,

General director Vladimir V. Kolmogorov

Российская Федерация
ОАО "Иркутскэнерго"
г. Иркутск

Putintsev V.
217-586

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL REPORT
for the half of 2004 (in thousands of Rubles)

Balance Sheet, for the half of 2004 year
(in thousands of Rubles)

ASSETS	January, 1 2004	June, 30 2004
Intangible Assets	20	20
Property, Plants & Equipment	42 674 509	41 682 692
Capital investments in progress	1 373 190	1 960 355
Long-Term Investments	415 334	493 201
Inventories	1 398 942	1 329 231
Value-added tax	490 173	390 481
Accounts Receivable	4 828 085	5 107 899
Short-Term Investments	245 015	557 803
Cash	190 925	80 699
TOTAL ASSETS	51 616 193	51 602 381
LIABILITIES		
Capital Stock	4 766 808	4 766 808
Additional Capital Paid-in	40 570 822	40 537 163
Reserve funds	1 191 702	1 191 702
Retained Earnings	1 246 480	2 174 236
Long-Term Debt	135 988	122 770
Short-Term Debt	983 025	168 000
Accounts Payable	2 688 798	2 611 352
Backlog to the participants for profit discharging	5 149	4 154
Future terms incomes	27 421	26 196
Reserve of forthcoming expenditures and payments	0	0
TOTAL LIABILITIES	51 616 193	51 602 381

General director of
JSC «Irkutskenergo» _______________ Vladimir V. Kolmogorov

Acting chief accountant of
JSC «Irkutskenergo» _______________ Tatiana N. Kuznetsova

Российская Федерация ОАО "Иркутскэнерго" г. Иркутск

IRKUTSK JOINT-STOCK COMPANY OF ENERGETICS AND ELECTRIFICATION «*IRKUTSKENERGO*»
3 Sukhe-Bator Street, Irkutsk, 664025, Russia

FINANCIAL RESULTS
for the half of 2004
(in thousands of Rubles)

INDEX	**the half of 2004** **in thousands of Rubles**
1. Income before taxes	1 172 678
2. Profit utilization:	
Profit tax	244 922

General director of JSC «Irkutskenergo» ________ Vladimir V. Kolmogorov

Acting chief accountant of JSC «Irkutskenergo» ________ Tatiana N. Kuznetsova